UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                     Molecular Insight Pharmaceuticals, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    60852M104
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                                 (CUSIP Number)

                                February 1, 2007
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

            [ ] Rule 13d-1(b)
            [ ] Rule 13d-1(c)
            [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   60852M104
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):    Stephen Feinberg
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(2)  Check  the  Appropriate  Box if a  Member of a Group   (See   Instructions)
        (a)    N/A                         (b)     N/A
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
    Each Reporting Person With          (5)  Sole Voting Power:       3,859,717*
                                             -----------------------------------
                                        (6)  Shared Voting Power:             0
                                             -----------------------------------
                                        (7)  Sole Dispositive Power:  3,859,717*
                                             -----------------------------------
                                        (8)  Shared Dispositive Power:        0
                                             -----------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:    3,859,717*
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(10) Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
     Instructions):    N/A
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(11) Percent of Class Represented by Amount in Row (9):  15.5%*
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(12) Type of Reporting Person (See Instructions):  IA, IN
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* This  Schedule  13G is  being  filed as a result  of the  registration,  as of
February 1, 2007, of 5,000,000  shares of the common stock,  par value $0.01 per
share  (the   "Shares"),   of  Molecular   Insight   Pharmaceuticals,   Inc.,  a
Massachusetts corporation (the "Company"), pursuant to the Securities Act of 1933, as amended, as part of the Company's initial public offering ("IPO") of Shares and the related transactions effected on such date. Upon consummation of the transactions related to the IPO on February 1, 2007, Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), owned (i) 3,603,306 Shares and (iii) a warrant to acquire an additional 256,411 Shares. Stephen Feinberg, through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company owned by Cerberus. Thus, as of February 1, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 3,859,717 Shares, or 15.5% of the Shares deemed issued and outstanding as of that date.

Item 1(a).  Name Of Issuer:   Molecular Insight Pharmaceuticals, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           160 Second Street, Cambridge, Massachusetts  02142.


Item 2(a). Name of Person Filing:  Stephen Feinberg

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            299 Park Avenue,  22nd Floor, New York, New York  10171.

Item 2(c).  Citizenship:  United States

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).  CUSIP No.:  60852M104


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a

            Not applicable.


Item 4.     Ownership

           (a)  Amount Beneficially Owned (as of February 1, 2007):   3,859,717*

           (b)  Percent of Class (as of February 1, 2007):             15.5%*

           (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or to direct the vote          3,859,717*

              (ii)  shared power to vote or to direct the vote                0

             (iii)  sole power to dispose or to direct the
                    disposition of                                    3,859,717*

              (iv)  shared power to dispose or to direct the
                    disposition of                                            0


* This Schedule 13G is being filed as a result of the registration, as of February 1, 2007, of 5,000,000 shares of the common stock, par value $0.01 per share (the "Shares"), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the "Company"), pursuant to the Securities Act of 1933, as amended, as part of the Company's initial public offering ("IPO") of Shares and the related transactions effected on such date. Upon consummation of the transactions related to the IPO on February 1, 2007, Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), owned (i) 3,603,306 Shares and (iii) a warrant to acquire an additional 256,411 Shares. Stephen Feinberg, through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company owned by Cerberus. Thus, as of February 1, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 3,859,717 Shares, or 15.5% of the Shares deemed issued and outstanding as of that date.



Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.


Item 8.  Identification and Classification of Members of the Group

         Not applicable.


Item 9.  Notice of Dissolution of Group

         Not applicable.


Item 10. Certification

         Not applicable.



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 9, 2007


                                             /s/ Stephen Feinberg
                                             -----------------------------------
                                             Stephen  Feinberg,  in his capacity
                                             as the Managing Member of Cerberus
                                             Associates,  L.L.C.,  the  general
                                             partner of  Cerberus Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)